                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                          Regent Assisted Living, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  758949 10 1
                                  -----------
                                 (CUSIP Number)


                               Kevin C. Uebelein
                       The Prudential Insurance Company
                                  of America
                               Prudential Plaza
                               751 Broad Street
                            Newark, NJ  07102-3777
                                (212) 753-0901
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 16, 1996
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 758949 10 1                                   PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Prudential Private Equity Investors III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,899,667 shares of Common Stock; 1,666,667 shares
     OWNED BY upon conversion of 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock held by the Reporting Person , which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment; and 3,233,000 shares held by Walter C. Bowen which are subject to a Stockholders' Agreement with the Reporting Person.

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,666,667 shares of Common Stock upon conversion of 1,283,785 shares of Series A Preferred Stock and
                          382,882 shares of Series B Preferred Stock held by the Reporting Person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,666,667 shares of Common Stock upon conversion of 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock held by the Reporting Person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Excludes 3,233,000 shares of Common Stock held by Walter C. Bowen, which
      are subject to a Stockholders' Agreement with PPEI.           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.46%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 758949 10 1                                    PAGE 3 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prudential Equity Investors, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 758949 10 1                                    PAGE 4 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Prudential Insurance Company of America
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 758949 10 1                                   PAGE 5 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Cornerstone Equity Investors, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,899,667 shares of Common Stock; 1,666,667 shares
     OWNED BY upon conversion of 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock held by PPEI, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment; and 3,233,000 shares held by Walter C. Bowen which are subject to a Stockholders' Agreement with the PPEI.

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,666,667 shares of Common Stock upon conversion of 1,283,785 shares of Series A Preferred Stock and
                          382,882 shares of Series B Preferred Stock held by
                          PPEI, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Excludes 1,666,667 shares of Common Stock upon conversion of 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock held by PPEI, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment and 3,233,000 shares of Common Stock held by Walter C. Bowen, which are subject to a Stockholders' Agreement
      with PPEI.                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.46%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                 Amendment No. 2 to Statement on Schedule 13D
                 --------------------------------------------

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restate their Amendment No. 1 to Statement on
Schedule 13D dated January 17, 1997 ("Amendment No. 1"), relating to the Common Stock of Regent Assisted Living, Inc. (the "Issuer"). Amendment No. 1 amended the Schedule 13D dated December 23, 1996, of the undersigned. Prudential Private Equity Investors III, L.P. acquired Common Stock of the Issuer on December 16, 1996.

ITEM 1.  SECURITY AND ISSUER

     This statement (this "Statement") relates to the common stock, no par value per share (the "Common Stock"), of Regent Assisted Living, Inc. (the "Issuer"). The principal executive office of the Issuer is 121 S.W. Morrison, Suite 1000, Portland, OR 97204.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement constitutes the Transaction Statement on Schedule 13D of
(i) Prudential Private Equity Investors III, L.P., a Delaware limited partnership ("PPEI"), (ii) Prudential Equity Investors, Inc., a New York corporation and the sole general partner of PPEI ("PEI"), (iii) the Prudential Insurance Company of America, a New Jersey corporation ("PIC"), and (iv) Cornerstone Equity Investors, L.L.C., a Delaware limited liability company and an investment advisor to PEI and PIC ("Cornerstone") (collectively, the "Reporting Persons") with respect to the acquisition by PPEI of shares of Common Stock of the Issuer. PEI is an indirect, wholly-owned subsidiary of PIC.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. By its signature on this Statement, each Reporting Person agrees that this statement is filed on behalf of such Reporting Person.

     Certain information required by Item 2 concerning directors and executive officers of PEI PIC and Cornerstone is set forth on Schedule A hereto, which Schedule A is incorporated herein by reference.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons disclaim that they have agreed to act as a group other than as described in this Statement.

     (b) The address of the principal business office of each Reporting Person is as follows:

                           Reporting Person        Address
                           ----------------        -------

                           PPEI and Cornerstone    717 Fifth Avenue
                                                   New York, New York  10022

                           PIC and PEI             Prudential Plaza
                                                   751 Broad Street
                                                   Newark, New Jersey  07102

     (c) PPEI is a limited partnership engaged in the business of venture capital investment. PEI is the sole general partner of PPEI. PEI is a management company and an indirect, wholly-owned subsidiary of PIC. PIC is an insurance company. Cornerstone is a limited liability company and an investment advisor to PEI and PIC.

     (d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) PPEI is a Delaware limited partnership. PEI is a New York corporation. PIC is a New Jersey corporation. Cornerstone is a Delaware limited liability company. To the knowledge of PEI, PIC and Cornerstone, each executive officer, director or member, as the case may be, of such Reporting Person is a citizen of the United States, except that Mr. Thomson, a director of PIC, is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Equity capital of PPEI was provided to PPEI by its general partner and its limited partners for the purpose of purchasing the Series A Preferred Stock and the Series B Preferred Stock (collectively, the "Preferred Stock") of the Issuer reported herein.

ITEM 4.  PURPOSE OF TRANSACTION

     PPEI acquired and is holding the Issuer's Preferred Stock convertible into Common Stock for investment purposes and without the intention of effecting a change in control of the Company. Notwithstanding the foregoing, depending on market conditions, PPEI may choose to acquire additional Common Stock or dispose of some of its Common Stock. None of the Reporting Persons, or to the best knowledge of any of the Reporting Persons, any person identified on Schedule A has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) PPEI owns 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock of the Issuer, each of which is convertible at any time on a 1-for-1 basis into Common Stock of the Issuer, subject to adjustment. Upon full conversion of the Preferred Stock at the initial conversion price, PPEI will own 26.46% of the issued and outstanding shares of Common Stock as of December 16, 1996.

     PEI disclaims beneficial ownership of any equity securities of the Issuer other than indirect beneficial ownership through PPEI, of which it is the sole general partner.

     PIC disclaims beneficial ownership of any equity securities of the Issuer other than indirect beneficial ownership through PEI, which is a wholly-owned subsidiary of PIC.

     Cornerstone disclaims beneficial ownership of any equity securities of the Issuer.

     (b) PPEI has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any of the Common Stock specified above in (a). In addition, PPEI is party to a Stockholders Agreement with Walter C. Bowen ("Bowen"), pursuant to which PPEI and Bowen have agreed to vote their shares for certain persons nominated by PPEI and Bowen as directors and pursuant to which Bowen has agreed not to vote his shares of Common Stock in favor of a merger, dissolution or stock option plan of the Issuer without the consent of PPEI. As a result of this Stockholders Agreement, PPEI may be deemed to be beneficial owner of Bowen's 3,233,000 shares of Common Stock which are subject to the Stockholders Agreement. PPEI disclaims beneficial ownership of such shares, and the filing of this Amendment shall not be construed as an admission that PPEI is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares held by Bowen.

     Cornerstone is party to an Investment Advisor Agreement with PEI and PIC, pursuant to which it has the authority to direct the voting and disposition of PPEI's Common Stock specified above in (a). As a result of this Investment Advisor Agreement, Cornerstone may be deemed to be beneficial owner of PPEI's Common Stock specified above in (a). Cornerstone disclaims beneficial ownership of such shares, and the filing of this Amendment shall not be construed as an admission that Cornerstone is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares held by PPEI. In addition, as a result of the Stockholders Agreement between PPEI and Bowen, Cornerstone may be deemed to be beneficial owner of Bowen's 3,233,000 shares of Common Stock which are subject to the Stockholders Agreement. Cornerstone disclaims beneficial ownership of such shares, and the filing of this Amendment shall not be construed as an admission that Cornerstone is, for the purposes of Section 13(d) and 13(g) of the Act, the beneficial owner of any shares held by Bowen.

     (c) None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

     (d)  [Not applicable.]

     (e)  [Not applicable.]

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     PPEI entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") with the Issuer dated as of December 16, 1996 whereby PPEI purchased Preferred Stock of the Issuer. The Preferred Stock is convertible into Common Stock on a 1-for-1 basis at a price of $6.00 per share, subject to adjustment, as provided in the Restated Articles of Incorporation, as amended, of the Issuer. The holders of Series A Preferred Stock (the "Series A Holders") shall be entitled to vote on all matters submitted to the stockholders for a vote, together with the holders of the Common Stock, voting together as a single class, with each share of Common Stock entitled to one vote per share and each share of Series A Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Series A Preferred Stock. The holders of Series B Preferred Stock shall have no voting rights. The foregoing description of the Purchase Agreement is qualified by reference to such Purchase Agreement, a copy of which is filed as Exhibit II hereto and is incorporated herein by reference.

     PPEI also entered into a Registration Agreement (the "Registration Agreement") with the Issuer dated as of December 16, 1996. The Registration Agreement gives PPEI the right to require the Issuer to register the Common Stock acquirable upon conversion of the Preferred Stock pursuant to the Securities Act of 1933, as amended (the "Securities Act") at any time, so long as such request is approved by persons holding at least 66.67% of the Registrable Securities, as defined in the Registration Rights Agreement. PPEI also has the right to require the Issuer to register such shares under certain circumstances when the Issuer otherwise files a registration statement pursuant to the Securities Act. The foregoing description of the Registration Agreement is qualified by reference to such Registration Agreement, a copy of which is filed as Exhibit IV hereto and is incorporated herein by reference.

     PPEI also entered into a Stockholders Agreement (the "Stockholders Agreement") with the Issuer and Walter C. Bowen dated as of December 16, 1996. Pursuant to the terms of the Stockholders Agreement, PPEI and Walter C. Bowen ("Bowen") have agreed to vote for two representatives recommended by PPEI and two members of the Issuer's management recommended by Bowen for positions on Issuer's board of directors. Bowen has also agreed not to vote his shares to approve a merger, dissolution or stock option plan of the Issuer without the consent of PPEI. The foregoing description of the Stockholders Agreement is qualified by reference to such Stockholders Agreement, a copy of which is filed as Exhibit V hereto and is incorporated herein by reference.

     Cornerstone entered into an Investment Advisory Agreement (the "Investment Advisory Agreement") with PEI and PIC dated as of July 19, 1996. The Investment Advisory Agreement gives Cornerstone the authority to direct the voting and disposition of any securities, including the Preferred Stock and Common Stock of the Issuer, owned by PPEI. The authority granted to Cornerstone pursuant to the Investment Advisory Agreement are subject to the right of PEI and PIC to restrict or terminate such authority at any time.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


 Exhibit No.                         Description
 -----------                         -----------
      I        Joint Filing Agreement, dated April 30, 1997 among Prudential
               Private Equity Investors III, L.P., Prudential Equity Investors,
               Inc., Prudential Insurance Company of America and Cornerstone
               Equity Investors, L.L.C.

     II*       Preferred Stock and Warrant Purchase Agreement dated December
               16, 1996.

     IV*       Registration Agreement dated December 16, 1996.

     V*        Stockholders Agreement dated December 16, 1996.


*Exhibits previously filed.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 11, 1997


                                   PRUDENTIAL PRIVATE EQUITY INVESTORS III, L.P.

                                   By:  /s/  Kevin C. Uebelein
                                       -----------------------------------------
                                   Name:     Kevin C. Uebelein
                                   Title:    President



                                   PRUDENTIAL EQUITY INVESTORS, INC.

                                   By:  /s/  Kevin C. Uebelein
                                       -----------------------------------------
                                   Name:     Kevin C. Uebelein
                                   Title:    President



                                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                   By:  /s/  Kevin C. Uebelein
                                       -----------------------------------------
                                   Name:     Kevin C. Uebelein
                                   Title:    Vice President



                                   CORNERSTONE EQUITY INVESTORS, L.L.C.

                                   By:  /s/  Dana J. O'Brien
                                       -----------------------------------------
                                   Name:     Dana J. O'Brien
                                   Title:    Senior Managing Director

                                   EXHIBIT INDEX
                                   -------------

Exhibit No.                         Exhibit Name                        Page No.
-----------    ------------------------------------------------------   --------
    I          Joint Filing Agreement dated as of April 30, 1997 by
               and among Prudential Private Equity Investors III,
               L.P., Prudential Equity Investors, Inc., Prudential
               Insurance Company of America and Cornerstone Equity
               Investors, L.L.C.

    II* Preferred Stock and Warrant Purchase Agreement dated as of December 16, 1996 between Regent Assisted Living, Inc. and Prudential Private Equity Investors III, L.P.

    IV* Registration Agreement dated as of December 16, 1996 by and among Regent Assisted Living, Inc. and Prudential Private Equity Investors III, L.P.

    V* Stockholders Agreement dated as of December 16, 1996 between Regent Assisted Living, Inc., Prudential
               Private Equity Investors, L.P. and Walter C. Bowen.


     *Exhibits previously filed.

                                   SCHEDULE A

     Additional information required by Item 2 of Schedule 13D.

     Set forth below is the name and business address of each executive officer or director of PEI, Cornerstone and PIC.

     DIRECTORS AND EXECUTIVE OFFICERS OF PRUDENTIAL EQUITY INVESTORS, INC.
     ---------------------------------------------------------------------

     Directors*
     ---------

     Mary Jane Flaherty
     John R. Strangfeld
     Kevin C. Uebelein

     Executive Officers*
     ------------------

     Kevin C. Uebelein
     Peter Eckert

     *The business address of each officer and director listed above is c/o Prudential Insurance Company of America, Prudential Plaza, 8 Campus Drive, 4th Floor, Arbor Circle South, Parsippany, NJ 07054. The principal occupation of each officer named above is as an employee of PIC.


     MEMBERS OF CORNERSTONE EQUITY INVESTORS, L.L.C.**
     -----------------------------------------------

     Dana J. O'Brien
     Mark Rossi
     Robert A. Knox

     **The business address of each member listed above is 717 Fifth Avenue, New York, NY, 10022.

                        DIRECTORS AND EXECUTIVE OFFICERS OF THE
                        ---------------------------------------
                        PRUDENTIAL INSURANCE COMPANY OF AMERICA
                        ---------------------------------------
Directors
---------
Name                         Principal Occupation Title  Address
---------------------------  --------------------------  ---------------------------------
Franklin E. Agnew            Business Consultant         USX Tower
                                                         Suite 660
                                                         600 Grant Street
                                                         Pittsburgh, PA  15219

Frederic K. Becker           President                   Wilentz Goldman & Spitzer
                                                         90 Woodbridge Center Drive
                                                         Suite 900
                                                         Woodbridge, NJ  07095

William W. Boeschenstein     Former Chairman & CEO       Owens-Corning Fiberglas
                                                          Corporation
                                                         One Seagate, Suite 1530
                                                         Toledo, OH  43604

James G. Cullen              Vice Chairman               Bell Atlantic Corp.
                                                         1310 North Court House Road
                                                         11th Floor
                                                         Arlington, VA  22201

Carolyne K. Davis            Health Care Advisor         Ernst & Young
                                                         1225 Connecticut Avenue, NW
                                                         Washington, DC  20036

Roger A. Enrico              Chief Executive Officer     PepsiCo
                                                         700 Anderson Hill Road
                                                         Purchase, NY 10577

Allan D. Gilmour             Former Vice Chairman,       The Prudential Insurance
                              Ford Motor Company          Company of America
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

William H. Gray III          President and CEO           United Negro College Fund, Inc.
                                                         8260 Willow Oaks Corp. Drive
                                                         P.O. Box 10444
                                                         Fairfax, VA  22031-4511

Jon F. Hanson                Chairman                    Hampshire Management Company
                                                         235 Moore Street, Suite 200
                                                         Hackensack, NJ  07601

Glen H. Hiner                Chairman and Chief          Owens Corning
                              Executive Officer, Owens   One Owens Corning Parkway
                              Corning                    Toledo, OH 43659

Constance J. Horner          Guest Scholar               The Brookings Institution
                                                         1775 Massachusetts Avenue, NW
                                                         Washington, DC  20036-2188
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

Name                         Principal Occupation Title  Address
---------------------------  --------------------------  ---------------------------------
Gaynor N. Kelley             Retired Chairman and        The Prudential Insurance
                              Chief Executive Officer,    Company of America
                              The Perkin Elmer           751 Broad Street
                              Corporation                Newark, NJ  07102-3777

Burton G. Malkiel            Professor                   Princeton University
                                                         Dept. of Economics
                                                         110 Fisher Hall
                                                         Prospect Avenue
                                                         Princeton, NJ  08544-1021

Arthur F. Ryan               Chairman, CEO and           The Prudential Insurance
                              President                   Company of America
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

Ida F. S. Schmertz           Principal Investment        The Prudential Insurance
                              Strategies International    Company of America
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

Charles R. Sitter            Former President            Exxon Corporation
                                                         5959 Las Colinas Boulevard
                                                         Irving, TX  75039-2298

Donald L. Staheli            Chairman and CEO            Continental Grain Company
                                                         277 Park Avenue
                                                         New York, NY  10172

Richard M. Thomson           Chairman and CEO            The Toronto-Dominion Bank
                                                         P.O. Box 1
                                                         Toronto-Dominion Centre
                                                         Toronto, Ontario
                                                         Canada M5K 1A2

James A. Unruh               Chairman and CEO            Unisys Corporation
                                                         Township Line and Union
                                                          Meeting Roads
                                                         P.O. Box 500
                                                         Blue Bell, PA  19424-0001

P. Roy Vagelos, M.D.         Former Chairman and         Merck & Co., Inc.
                              CEO                        One Crossroads Drive
                                                         Building A, 3rd Floor
                                                         Bedminster, NJ  07921

Stanley C. Van Ness, Esq.    Counselor at Law            Picco Herbert Kennedy
                                                         One State Street Square
                                                         Suite 1000
                                                         Trenton, NJ  08607-1388

Paul A. Volcker              Chairman and CEO            Bankers Trust Co., Inc.
                                                         599 Lexington Avenue
                                                         New York, NY  10022
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                                Page 15 of 16
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
Name                         Principal Occupation Title  Address
---------------------------  --------------------------  ---------------------------------
Joseph H. Williams           Director                    The Williams Companies, Inc.
                                                         One Williams Center
                                                         Tulsa, OK  74172

Executive Officers
------------------
Arthur F. Ryan               Chairman of the Board,      The Prudential Insurance
                              Chief Executive Officer     Company of America
                              and President              Prudential Plaza
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

E. Michael Caulfield         Chief Executive Officer,    The Prudential Insurance
                              Money Management            Company of America
                              Group                      Prudential Plaza
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

Mark B. Grier                Chief Financial Officer     The Prudential Insurance
                                                          Company of America
                                                         Prudential Plaza
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

John V. Scicutella           Operations and Systems      The Prudential Insurance
                              Executive Officer           Company of America
                                                         Prudential Plaza
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

William F. Yelverton         Chief Executive Officer,    The Prudential Insurance
                              Individual Insurance        Company of America
                              Group                      Prudential Plaza
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

Michele S. Darling           Executive Vice President,   The Prudential Insurance
                              Human Resources             Company of America
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

Rodger Lawson                Executive Vice President,   The Prudential Insurance
                              Marketing and Planning      Company of America
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

Steven Shulman               President and Chief         The Prudential Insurance
                              Executive Officer,          Company of America
                              Prudential HealthCare      751 Broad Street
                              Group, L.L.C.              Newark, NJ  07102-3777



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                                 Page 16 of 16

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